Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund January 2017 Update
February 22, 2018

Supplement dated February 22, 2018 to Prospectus dated May 15, 2017
C lass	Jan ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	7.89%	7.89%	$7.09M	$1,133.318
B	7.83%	7.83%	$76.79M	$924.540
Legacy 1	8.04%	8.04%	$1.23M	$909.760
Legacy 2	7.98%	7.98%	$0.43M	$887.981
Global 1	7.73%	7.73%	$27.40M	$899.974
Global 2	7.97%	7.97%	$1.15M	$883.312
Global 3	7.81%	7.81%	$5.34M	$757.376

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened during the month.  The Australian dollar and New Zealand dollar each strengthened, benefitting from U.S. dollar weakness and strength in commodity prices.  The British pound strengthened on better-than-expected GDP data and on optimism Great Britain and the European Union will negotiate a Brexit agreement that allows the UK economy to grow.  The euro strengthened on increased investor optimism for European economic growth and on expectations the European Central Bank will begin to unwind the massive monetary stimulus program beginning in 2018.

Energy:  Crude oil prices continued to move higher on a weaker U.S. dollar and on rising optimism OPEC and its allies will orchestrate lower production beyond 2018.  Natural gas prices rose due to tight supplies and because of colder-than-expected winter weather.

Equities:  Except for the FTSE index, global equities moved higher, as strong earnings, the benefits of tax overhaul in the U.S., and accelerating economic growth drove the markets.  The FTSE index declined due to a stronger British pound and in reaction to a report which showed the U.K. will be significantly worse off outside the EU, regardless of the final terms of the Brexit agreement.

Fixed Income:  Fixed income prices fell as demand for safe-haven assets decreased due to expectations of accelerating global economic growth, benefits of tax reform and other positive economic indicators.

Grains/Foods:  Sugar markets fell over 12% due to excess supplies.  Wheat and corn markets rose on a weak U.S. dollar and on strong export data.  Cocoa prices rose as global supplies were reported to be smaller than expected.  Soybean markets moved higher on concerns that dry weather in Argentina – a key producer - would tighten supplies.

Metals:  Precious metals prices rose on a weak U.S. dollar.  Copper prices declined on elevated supplies and on lower demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$6,688,974	$6,688,974
Change In Unrealized Income (Loss)	2,860,577	2,860,577
Brokerage Commission	-47,510	-47,510
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-101,719	-101,719
Change in Accrued Commission	109	109
Net Trading Income (Loss)	9,400,431	9,400,431

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,229	$59,229
Interest, Other	24,387	24,387
Income from Securities	115,836	115,836
Dividend Income	0	0
Total Income (Loss)	9,599,883	9,599,883

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	213,831	213,831
Operating Expenses	25,639	25,639
Organization and Offering Expenses	29,414	29,414
Brokerage Expenses	460,301	460,301
Dividend Expenses	0	0
Total Expenses	729,185	729,185

Net Income (Loss)	$8,870,698	$8,870,698

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$113,483,622	$113,483,622
Additions	0	0
Net Income (Loss)	8,870,698	8,870,698
Redemptions	-2,931,056	-2,931,056
Balance at January 31, 2018	$119,423,264	$119,423,264

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,133.318	6,257.90621	$7,092,194	7.89%	7.89%
B	$924.540	83,052.53887	$76,785,396	7.83%	7.83%
Legacy 1	$909.760	1,351.34563	$1,229,401	8.04%	8.04%
Legacy 2	$887.981	482.22166	$428,204	7.98%	7.98%
Global 1	$899.974	30,446.03884	$27,400,637	7.73%	7.73%
Global 2	$883.312	1,301.48539	$1,149,618	7.97%	7.97%
Global 3	$757.376	7,047.77200	$5,337,814	7.81%	7.81%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership